Exhibit 99.1

For Immediate Release
August 9, 2007

DRAXIS Health Reports Second Quarter Results

Mississauga, Ontario, August 9, 2007—DRAXIS Health Inc. (TSX: DAX) (NASDAQ: DRAX) reported financial results for the second quarter and the first six months ended June 30, 2007. Consolidated revenues and earnings for the second quarter and the first half of 2007 were down from the corresponding periods in 2006, but cash flows from operating activities were up substantially in both periods compared to the second quarter and first half of 2006. All amounts are expressed in U.S. dollars.

Highlights

•                                          Consolidated revenues for the second quarter of 2007 were $19.4 million versus $24.3 million in the second quarter of 2006; six month consolidated revenues were $40.4 million in 2007 and $43.3 million in 2006. Revenues in the quarter were negatively impacted by lower sterile product sales due to production delays and raw material supply problems that have since been resolved.

•                                          Operating income for the second quarter of 2007 was $2.5 million versus $5.3 million in the second quarter of 2006; operating income for the first six months of 2007 was $5.0 million and in the first half of 2006 was $7.2 million.

•                                          Net income for the second quarter of 2007 was $1.6 million (diluted EPS of 4 cents) compared to $3.6 million (diluted EPS of 9 cents or 7 cents adjusted diluted EPS—See Schedule of Supplemental Information) in the second quarter of 2006; net income for the first six months of 2007 was $3.6 million (diluted EPS of 9 cents or 7 cents adjusted diluted EPS) versus $5.3 million (diluted EPS of 13 cents or 9 cents adjusted diluted EPS) in the first half of 2006.

•                                          As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported earnings per share.

•                                          Cash flows from operating activities increased 42% to $2.6 million for the second quarter and increased 77% to $8.1 million for the first half 2007, compared to operating cash flows of $1.8 million and $4.6 million respectively for the same periods in 2006.

•                                          Cash and cash equivalents at June 30, 2007 increased to $27.4 million compared to $14.9 million at June 30, 2006, notwithstanding investments during the second quarter and first half of 2007 for capital projects, including a new warehouse management system, information technology infrastructure improvements and new installations to exploit new business opportunities, particularly in the non-sterile product business unit.

“Our weaker than expected earnings in the second quarter of 2007 were the result of lower sterile product sales together with other factors that impacted revenues and earnings, although we were able to record increases in operating cash flows compared to the second quarter of last year and we increased our cash balance to over $27 million,” said Dr. Martin Barkin, President and CEO of DRAXIS Health. “The rapid strengthening of the Canadian dollar versus the US dollar during the quarter adversely affected earnings by slightly more than 1.5 cents per share. In addition, production delays prevented the shipment of planned quantities at DRAXIS Pharma and raw material supply problems meant that product volumes at DRAXIMAGE were lower than expected.”

Dr. Barkin continued, “We have made senior level organizational changes designed to further streamline the leadership of the organization, with Jean-Pierre Robert assuming the role of President of DRAXIS Specialty Pharmaceuticals Inc., our operating subsidiary that encompasses both our contract manufacturing and radiopharmaceuticals divisions. Products scheduled and produced by DRAXIS Pharma but not shipped in the second quarter will be shipped to customers in the third quarter so we expect some recovery of earnings in that division. The disruption in the availability of raw material that affected DRAXIMAGE has been resolved and we have qualified an additional supplier to avoid any similar raw material shortages in the future. Prospects for long term growth continue to be favourable, particularly since we have now filed applications for approval to market DRAXIMAGE® Sestamibi with both US and European regulatory authorities.”

FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
(unaudited)	(unaudited)		(unaudited)	(unaudited)
		REVENUES
$19,048	$23,003	Product sales	$38,678	$40,651
359	437	Royalty and licensing	1,677	1,040
30	825	Anipryl® deferred revenues	60	1,650
$19,437	$24,265		$40,415	$43,341

$7,396	$11,073	Product Gross Margin	$14,848	$17,889
38.8%	48.1%	Product Gross Margin %	38.4%	44.0%

$2,534	$5,341	Operating income	$4,980	$7,240
13.0%	22.0%	Operating Margin %	12.3%	16.7%

$27,365	$14,881	Cash and cash equivalents	$27,365	$14,881

$0	$0	Total debt	$0	$0

$2,570	$1,814	Cash flows from operating activities	$8,103	$4,580
(2,315)	(1,523)	Cash flows used in investing activities	(5,269)	(2,317)
$255	$291		$2,834	$2,263

$1,575	$3,564	Net income	$3,585	$5,256

$0.04	$0.09	Basic earnings per share	$0.09	$0.13
$0.04	$0.09	Diluted earnings per share	$0.09	$0.13

Two significant non-recurring items in the first half of 2007 positively affected financial performance relative to the first half of 2006. During the first quarter of 2007, the Company received a non-recurring milestone payment of $0.8 million from Shire BioChem Inc. and an insurance payment of $0.5 million from a business interruption insurance claim related to the extended shutdown period in 2005. The impact of these items on operating income and earnings per share are included in the Schedule of Supplemental Information below.

Segment Highlights from Management’s Discussion and Analysis

Contract Manufacturing

•                                          Revenues of $14 million for the second quarter of 2007 represented a decrease of $4.7 million or 26% over the second quarter of 2006. The decrease was due to lower sterile volumes, principally volumes of Hectorol®. During the second quarter of 2007, DRAXIS Pharma experienced production delays that prevented the shipment of planned quantities before the end of the quarter. Products scheduled but not shipped in the second quarter of 2007 will be shipped to customers in the third quarter.

•                                          Product gross margin percentage decreased to 29% in the second quarter of 2007 and 28% for the first six months of 2007 compared to 42% and 37% respectively for the same periods of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

•                                          Operating income of $2.2 million for the second quarter of 2007 and $3.8 million for the first six months of 2007 were $2.7 million lower compared to the same periods of 2006, due to lower sterile product volumes, partially offset by a revaluation of incentive awards based on financial performance.

•                                          Effective July 21, 2007, Mr. Jean-Pierre Robert assumed the role of President of DRAXIS Specialty Pharmaceuticals Inc. (DSPI), the Company’s wholly owned operating subsidiary that provides products in three categories: sterile products, non-sterile products and radiopharmaceutical products. Previously responsible for the radiopharmaceutical division of DSPI, Mr. Robert now also has responsibility for the contract manufacturing division of DSPI.

•                                          In May 2007, the Company announced it had received notification from the U.S. Food and Drug Administration (FDA) that the Company’s manufacturing operations in Montreal continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six production and quality systems for DRAXIS Pharma, the contract manufacturing division of DSPI.

•                                          In May 2007, the Company announced the appointment of Bruce DeChambre as Vice President Commercial and Business Development for DRAXIS Pharma. Mr. DeChambre is charged with identifying prospective customers and developing new business opportunities.

•                                          The Company is in the final stages of securing significant new non-sterile business. Final contractual arrangements have yet to be signed but material activities are underway in preparation for this new business, including capital installation and product transfer activities with the approval of the potential customer. The Company has recognized approximately $1 million of revenue related to agreed upon product transfer activities completed in the second quarter of 2007 and has received $1.2 million of customer financing in the quarter related to capital expenditure activities for the project.

Radiopharmaceuticals

•                                          Product sales in the second quarter were $5.9 million representing a 10% increase over the second quarter of 2006; for the first six months of 2007 product sales increased 13% to $11.6 million, driven mainly by increased sales of Sodium Iodide I-131 products to U.S. customers and increased cold kit sales.

•                                          Product gross margins in the second quarter of 2007 were 59% of sales compared to 61% for the second quarter of 2006 and for the first six months of 2007 product gross margins were 60% versus 62% for the same period in 2006, due in part to foreign exchange pressures caused by a stronger Canadian dollar.

•                                          Operating income was $1.2 million in the second quarter of 2007 compared to $1.2 million in the second quarter of 2006. For the first six months of 2007, operating income of $2.5 million represented an increase of $0.2 million or 11% over the first six months of 2006, primarily due to volume growth of sodium iodide products and increased cold kit sales.

•                                          In July 2007, the FDA acknowledged the receipt and acceptance for review of the Abbreviated New Drug Application (ANDA) for DRAXIMAGE® Sestamibi, a generic kit for the preparation of Tc-99m Sestamibi for Injection, which was submitted in February 2007.

•                                          On July 25, 2007, the Company announced the filing of DRAXIMAGE® Sestamibi with European regulatory authorities. The filing marked another milestone in the comprehensive plan to pursue major myocardial perfusion imaging (MPI) markets globally.

Outlook and 2007 Guidance

As of August 8, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance.

The following factors have led to the revaluation of our guidance targets for 2007 subsequent to the second quarter of 2007:

•                                          During the first six months of 2007, the strengthening of the Canadian dollar from $CDN1.165 per U.S. dollar as at December 31, 2006 to $CDN1.065 per U.S. dollar as at the end of June 30, 2007 has resulted in foreign exchange losses for the first six months of 2007 of approximately 1.5 cents per share.

•                                          During the second quarter of 2007, a significant disruption in the availability of I-131 raw material from the supplier impacted the earnings of the Company by approximately 1 cent per share.

•                                          Based on the latest information received from Genzyme Corporation (Genzyme), the Company expects Hectorol® volumes in 2007 to be approximately $9 million lower compared with what they were in 2006 and lower than what was originally forecasted for in 2007. It is our understanding that these volumes could still vary materially either positively or negatively as a result of customer demand. The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.

Due to the lower than expected financial performance for 2007 resulting from factors described above, the Company has revised its 2007 guidance downwards from a range of 23 to 27 cents per share to 18 to 21 cents per share as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues. Given the reduced underlying earnings, we now expect cash flows from operating activities to be at least $18 million as compared with our original target of at least $20 million for 2007. Our financial performance in the second quarter of 2007 is not expected to negatively impact the long term financial performance of the Company. Significant key milestones have already been achieved in 2007 consistent with the sources of future growth detailed below.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® were to terminate in March 2008, provided that notification of termination was received by the Company prior to March 2007. Such notification of termination was not received and, consequently, the contractual arrangement will remain in place until March 2009 and the Company expects continuing production of Hectorol® for Genzyme beyond this date. The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end user demand, including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® over a long term period, the Company is planning for the eventual phase out of Hectorol® volumes over time in its long term plans, with such capacity eventually filled by other products and customers.

Sources of Future Growth

The Company’s guidance for 2007 assumes core growth in operations. We expect that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop. The following potential opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order, as the potential financial impact of each can vary materially over time:

•                                          Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four products currently under review by the European regulatory authorities. These products are currently sold in the U.S. or Canada.

•                                          The review and approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                                          Completion of the development of proprietary technology for a second generation Technetium Generator and licensing it to others for distribution.

•                                          Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications, subject to final analysis and recommendations of an expert panel.

•                                          Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                                          Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                                          Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                                          Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                                          Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities

Schedule of Supplemental Information

Reconciliation from reported operating income and diluted EPS to adjusted operating income and diluted EPS
(in thousands of U.S. dollars except share related data and in accordance with U.S. GAAP)

For the Three-Month Periods Ended June 30,				For the Six-Month Periods Ended June 30,
2007	2006	% Change		2007	2006	% Change
$2,534	$5,341	(52.6%)	Operating Income—Reported	$4,980	$7,240	(31.2%)
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt(2)	(791)	—
—	—		(b) Insurance proceeds(3)	(517)	—
(221)	(45)	391.1%	(c) DSU expense (recovery)(4)	127	(183)	(169.4%)
(30)	(825)	(96.4%)	Anipryl® deferred revenues	(60)	(1,650)	(96.4%)
$2,283	$4,471	(48.9%)	Operating Income—Adjusted(1)	$3,739	$5,407	(30.8%)

$0.04	$0.09		Diluted EPS—Reported	$0.09	$0.13
			Adjustments:
—	—		(a) Non-recurring Shire milestone receipt(2)	(0.01)	—
—	—		(b) Insurance proceeds(3)	(0.01)	—
—	—		(c) DSU expense (recovery)(4)	—	—
—	(0.02)		Anipryl® deferred revenues	—	(0.04)
$0.04	$0.07		Diluted EPS—Adjusted(1)	$0.07	$0.09

(1)             “Adjusted Operating Income” and “Adjusted Diluted EPS” are defined as reported operating income and diluted EPS excluding certain items. Management uses adjusted operating income, among other factors to set performance goals and to measure the performance of the overall Company. The Company believes that investors’ understanding of our performance is enhanced by disclosing this measure.

(2)             The Company became entitled to and received non-recurring contingent milestone payments from Shire BioChem Inc.

(3)             Insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(4)             Reflects the change in the value of Deferred Share Unit Plan based on the market price of the Company’s common stock. See Note 7 of accompanying interim financial statements.

Interim Financial Report

This release includes by reference the second quarter interim financial report incorporating the full Management’s Discussion & Analysis (MD&A) as well as financial statements for the quarter ended June 30, 2007, prepared in accordance with U.S. GAAP. The interim financial report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. securities regulatory authorities and is accessible on the Company’s website at www.draxis.com in the Investor Relations section under Financial Reports. It is also available, on the SEDAR (at www.sedar.com) and EDGAR (at www.sec.gov) databases or upon request by contacting DRAXIS Investor Relations at 1-877-441-1984.

Conference Call

DRAXIS has scheduled a conference call to discuss second quarter 2007 financial results at 10 a.m. (ET) on August 9, 2007. This call can be accessed by dialing 1 (800) 819-9193 (Access Code 7481512) and will also be webcast live with access through the Company’s website at www.draxis.com. The conference call will also be available in archived format on the website for 30 days following the conference call.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc. (DSPI), provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                                          the achievement of desired clinical trial results related to the Company’s pipeline products;

•                                          timely regulatory approval of the Company’s products;

•                                          the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                                          the Company’s ability to obtain and enforce effective patents;

•                                          the non-infringement of third party patents or proprietary rights by the Company and its products;

•                                          factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                                          reimbursement policies related to health care;

•                                          the establishment and maintenance of strategic collaborative and commercial relationships;

•                                          the Company’s dependence on a small number of key customers;

•                                          the disclosure of confidential information by our collaborators, employees or consultants;

•                                          the preservation of healthy working relationships with the Company’s union and employees;

•                                          the Company’s ability to grow the business;

•                                          the fluctuation of our financial results and exchange and interest rate fluctuations;

•                                          the adaptation to changing technologies;

•                                          the loss of key personnel;

•                                          the avoidance of product liability claims;

•                                          the loss incurred if current lawsuits against us succeed;

•                                          the volatility of the price of our common shares;

•                                          market acceptance of the Company’s products; and

•                                          the risks described in “Item 3. Key Information—Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators.

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this new release represent the Company’s expectations as at August 8, 2007. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Tables Attached

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations:
Jerry Ormiston
DRAXIS Health Inc.
Phone:	1-877-441-1984
Fax:	905-677-5494

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
For Quarter Ended June 30, 2007

The following discussion and analysis of the financial condition and results of operations of DRAXIS Health Inc. (“DRAXIS” or the “Company”) is based on the Company’s unaudited financial statements for the quarter ended June 30, 2007 and should be read in conjunction with the Company’s consolidated audited financial statements and notes thereto for the year ended December 31, 2006.

All amounts referred to herein are expressed in U.S. dollars and are in accordance with U.S. generally accepted accounting principles (“GAAP”), unless otherwise indicated. Other noteworthy accounting issues are discussed under: Accounting Matters.

Readers are cautioned not to place undue reliance on forward-looking statements contained in this MD&A since actual results could differ materially from what we expect if known or unknown risks affect our business or if an estimate or assumption turns out to be inaccurate. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. See Forward-Looking Statements on page 31 hereof for factors that may cause actual results or performance of the Company to be materially different.

The discussion and analysis contained in this MD&A are as of August 8, 2007.

OVERVIEW

DRAXIS is a specialty pharmaceutical company providing pharmaceutical products in three major categories: sterile, including sterile lyophilized (freeze-dried) pharmaceuticals; non-sterile specialty pharmaceuticals; and radiopharmaceuticals. In the radiopharmaceutical category, DRAXIS has its own products and a targeted research and development (“R&D”) program for new and/or improved products.

The Company is increasingly focusing on the use of GAAP measures both in reporting externally and monitoring management performance. Specifically, the key metrics the Company uses to evaluate divisional and consolidated performance are gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures, specifically EBITDA, will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items. The Company additionally uses, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

Termination of Amortization of Anipryl® Deferred Revenues

As indicated previously, substantially all deferred revenues related to the amortization of previously received Anipryl® milestones terminated on December 31, 2006. The amortization of these deferred revenues previously resulted in non-cash revenues of $0.8 million per quarter, contributing approximately 7 cents per share per full year. The termination of this source of non-cash revenue and operating income has no effect on cash flows but will affect quarter-over-quarter and year-over-year comparisons of operating results going forward beginning with the first quarter of 2007 (see Corporate and Other and Outlook).

Quarterly Financial Results

Financial Performance

The financial performance of the second quarter of 2007 was significantly weaker compared to the second quarter of 2006 due to lower overall sterile product sales driven mainly by reduced Hectorol® volumes for Genzyme Corporation (“Genzyme”). In addition, during the second quarter of 2007, the contract manufacturing division of DRAXIS experienced production delays that prevented the shipment of planned quantities before the end of the quarter. Products scheduled but not shipped in the second quarter of 2007 will be shipped to customers in the third quarter.

In addition, the second quarter of 2007 was impacted by the following factors:

•                                          The rapid strengthening of the Canadian dollar compared to the U.S. dollar during the quarter from a close of $1.15 at the end of March 2007 to $1.07 at end of June 2007 and the resulting revaluation of certain net monetary assets adversely affected earnings per share by slightly more than 1.5 cents per share.

•                                          Volumes of radioactive iodine I-131 products produced by the radiopharmaceutical operations were lower than expected during the second quarter, due mainly to a significant disruption in the availability of I-131 raw material from the supplier. Additional suppliers have since been identified, one has been qualified and received U.S. regulatory approval, and production rates have now returned to previous levels. Reduced iodine shipments impacted second quarter earnings by approximately 1 cent per share.

As a result of these factors and the continued volatility in demand for Hectorol® production by Genzyme, the Company has revised its guidance for 2007 (see Outlook).

The financial performance of the Company for the second quarter of 2007 was highlighted by:

•                                          Product sales of $19.1 million down 17% from the second quarter of 2006 with product gross margin percentage of 39% compared to 48% in the second quarter of 2006.

•                                          Operating income of $2.5 million compared to $5.3 million for the second quarter of 2006.

•                                          Basic and diluted EPS of 4 cents, representing a decrease of 5 cents from the second quarter of 2006.

•                                          Cash flows from operating activities of $2.6 million, up $0.8 million from the second quarter of 2006.

Non-Financial Performance

During the second quarter of 2007, the following key achievement took place:

•                                          The Company announced it received a notification from the U.S. Food and Drug Administration (“FDA”) that the Company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six production and quality systems for the contract manufacturing division.

Subsequent to the quarter the following key milestones were achieved and organizational changes made:

•                                          The FDA acknowledged in July 2007 the receipt and acceptance for review of the Abbreviated New Drug Application (“ANDA”) for DRAXIMAGE® Sestamibi that was submitted in February 2007.

•                                          The Company announced on July 25, 2007 the filing of DRAXIMAGE® Sestamibi with European regulatory authorities. The filing marks another milestone in the comprehensive plan to pursue major myocardial perfusion imaging (“MPI”) markets globally.

•                                          In July 2007, the Company made senior level organization changes designed to further streamline the leadership of its organization and better reflect the core operating businesses in Montreal (see Corporate Matters).

Consolidated Results of Operations and reconciliation of Non-GAAP Financial Measures
(in thousands of U.S. dollars except share related data) (U.S. GAAP)

For the Three-Month Periods Ended June 30,					For the Six-Month Periods Ended June 30,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
				Revenues
$19,048	$23,003	$(3,955)	(17.2%)	Product sales	$38,678	$40,651	$(1,973)	(4.9%)
359	437	(78)	(17.8%)	Royalty and licensing	1,677	1,040	637	61.3%
30	825	(795)	(96.4%)	Anipryl® deferred revenues	60	1,650	(1,590)	(96.4%)
$19,437	$24,265	$(4,828)	(19.9%)		$40,415	$43,341	$(2,926)	(6.8%)

$7,396	$11,073	$(3,677)	(33.2%)	Product gross margin	$14,848	$17,889	$(3,041)	(17.0%)
38.8%	48.1%		(9.3%)	% of Product sales revenues	38.4%	44.0%		(5.6%)
389	1,262	(873)	(69.2%)	Royalty and licensing revenue	1,737	2,690	(953)	(35.4%)
(3,151)	(5,131)	1,980	38.6%	SG&A	(7,335)	(9,492)	2,157	22.7%
-16.5%	-22.3%		5.8%	% of Product sales revenues	-19.0%	-23.3%		4.4%
(694)	(633)	(61)	(9.6%)	R & D	(1,618)	(1,422)	(196)	(13.8%)
3,940	6,571	(2,631)	(40.0%)	EBITDA(1)	7,632	9,665	(2,033)	(21.0%)
20.3%	27.1%		(6.8%)	% of Total revenues	18.9%	22.3%		(3.4%)
(1,406)	(1,230)	(176)	(14.3%)	Depreciation and amortization	(2,652)	(2,425)	(227)	(9.4%)
2,534	5,341	(2,807)	(52.6%)	Operating income	4,980	7,240	(2,260)	(31.2%)
13.0%	22.0%		(9.0%)	% of Total revenues	12.3%	16.7%		(4.4%)
				Financial
(882)	(283)	(599)	211.7%	—Foreign exchange loss	(990)	(238)	(752)	316.0%
172	46	126	273.9%	—Other	358	54	304	563.0%
(249)	(1,540)	1,291	83.8%	Income tax expense	(763)	(1,800)	1,037	57.6%
$1,575	$3,564	$(1,989)	(55.8%)	Net income	$3,585	$5,256	$(1,671)	(31.8%)

$0.04	$0.09			Basic income per share	$0.09	$0.13

$0.04	$0.09			Diluted income per share	$0.09	$0.13

(1)             Income before depreciation and amortization, financing income, foreign exchange loss, and income tax expense. This earnings measure (EBITDA) does not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. Such measures should not be construed as the equivalent of cash flows from operating activities (see Accounting Matters—Non-GAAP Financial Measures).

The following provides a high level overview of the consolidated results of the Company. Please refer to the segmented results for more detailed explanations.

Comparison of quarters ended June 30, 2007 and 2006

Consolidated revenues of $19.4 million for the second quarter of 2007 decreased 20% compared with the same period in 2006. The decrease in consolidated revenues was driven by lower contract manufacturing product sales. Consolidated revenues for the six-month period ended June 30, 2007 decreased 7% compared to the first six months of 2006 due to lower volumes in contract manufacturing and the loss of the non-cash Anipryl® deferred revenue amortization. These factors were partially offset by one-time contingent milestone payments from Shire BioChem Inc (“Shire”) which were earned in the first quarter of 2007.

Consolidated product sales decreased 17% to $19 million for the second quarter of 2007 compared with the same period in 2006. Contract manufacturing product sales decreased 26% in the second quarter of 2007 compared to the same period of 2006. The decrease was related to lower sterile volumes mainly due to lower demand for Hectorol®. Radiopharmaceutical product sales grew 10% in the second quarter of 2007 over the same period of 2006 mostly due to the inclusion of a chargeback for freight services effective April 1, 2007. Underlying volume growth for sodium iodide was tempered by a significant disruption in the availability of I-131 raw material from the supplier. Additional suppliers have since been identified, one has been qualified and received U.S. regulatory approval.

Product gross margin percentages for second quarter of 2007 decreased to 39% as compared with 48% for the same period in 2006. The decline relates to reduced margins in the contract manufacturing segment resulting from lower sterile volumes, principally volumes of Hectorol®. Product gross margins benefited for the first six months of 2007 from the receipt of $0.5 million in insurance proceeds resulting from the Company’s extended shutdown period in 2005.

Royalty and licensing revenue decreased by less than $100,000 for the second quarter of 2007 compared with the same period of 2006. The increase in royalty and licensing revenue for the six-month period ended June 30, 2007 compared to the same period of 2006 reflects the receipt of $0.8 million of contingent milestone payments from Shire in the first quarter of 2007.

As a percentage of product sales, selling, general, and administrative expenses were 17% for the second quarter of 2007 and 19% for the first six months of 2007 compared to 22% and 23% respectively for the same periods of 2006. The decreases in selling, general and administrative expenses in absolute dollar terms for both the second quarter of 2007 and the first six months of 2007 compared to the same periods of 2006 relates to an overall decrease in incentive plan accruals.

R&D expenditures increased slightly in the second quarter of 2007 compared to the same period of 2006 as a result of activities related to preparation of the Company’s Sestamibi filing for Europe and Canada. R&D spending for the first six months of 2007 increased compared to the same period of 2006 due to product development including preparation of European and Canadian filings for DRAXIMAGE® Sestamibi and activities related to INFECTON®.

Depreciation and amortization expense for the second quarter and for the first six months of 2007 increased compared to the same periods of 2006 due to the completion of the Company’s IT and SAP upgrade activities in 2007, including the implementation of a new warehouse management system.

The majority of the costs of the Company’s operations are denominated in Canadian dollars. As the level of revenues denominated in U.S. dollars and other foreign currencies increases relative to the underlying cost structure, the Company’s overall gross profit margins and selling, general and administration expenses are affected.

Foreign exchange had a material impact on the second quarter of 2007 compared with 2006 due to the rapid strengthening of the Canadian dollar beginning in April 2007 which resulted in a foreign exchange loss of $882,000 for the second quarter of 2007. Foreign exchange losses for the first six months of 2007 amounted to $990,000. The Company is subject to a foreign exchange loss as a result of the negative impact of the strengthening of the Canadian dollar on U.S. dollar-denominated monetary assets held by the Company. Conversely, a weakening of the Canadian dollar creates a foreign exchange gain. The Company expects to partially mitigate its currency related risk over the next 12 to 18 months by an increase in its U.S. dollar-denominated customer financing related to activities expected to be carried out in connection with a material new non-sterile contract.

For the quarter ended June 30, 2007, the Company recorded an income tax expense, expressed as a percentage of pre-tax earnings, of 14%. The effective tax rate is lower than the statutory rate due primarily to the amount of R&D tax credits earned in the quarter. The level of tax credits generated from R&D activities in the radiopharmaceutical business also has the impact of lowering effective tax rates. The Company’s effective tax rate will vary from the statutory tax rate depending on the mix of net income combined with the statutory rates in the respective jurisdictions in which the Company operates.

The basic weighted average number of common shares outstanding during the second quarter of 2007 was 42,030,246 and has increased from 41,413,168 in the second quarter of 2006, primarily as the result of the exercise of stock options, offset by shares purchased for cancellation under the Company’s Normal Course Issuer Bid in 2006.

Radiopharmaceuticals
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods Ended June 30,					For the Six-Month Periods Ended June 30,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
				Revenues
$5,877	$5,368	$509	9.5%	Product sales	$11,634	$10,267	$1,367	13.3%
—	(22)	22	(100.0%)	Royalty and licensing	—	4	(4)	(100.0%)
$5,877	$5,346	$531	9.9%		$11,634	$10,271	$1,363	13.3%

$3,448	$3,295	$153	4.6%	Product gross margin	$7,031	$6,360	$671	10.6%
58.7%	61.4%		(2.7%)	% of Product sales revenues	60.4%	61.9%		(1.5%)
(1,290)	(1,143)	(147)	(12.9%)	SG&A	(2,378)	(2,161)	(217)	(10.0%)
(694)	(633)	(61)	(9.6%)	R & D	(1,618)	(1,422)	(196)	(13.8%)
1,464	1,497	(33)	(2.2%)	EBITDA(1)	3,035	2,781	254	9.1%
24.9%	28.0%		(3.1%)	% of Revenues	26.1%	27.1%		(1.0%)
(294)	(285)	(9)	(3.2%)	Depreciation and amortization	(567)	(549)	(18)	(3.3%)
1,170	1,212	(42)	(3.5%)	Operating income	2,468	2,232	236	10.6%
19.9%	22.7%		(2.8%)	% of Revenues	21.2%	21.7%		(0.5%)

(1)             See Accounting Matters—Non-GAAP Financial Measures.

Nuclear medicine imaging and therapeutic agents are the focus of the Company’s radiopharmaceutical division, DRAXIMAGE, which develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized Technetium-99m kits used in nuclear medicine imaging procedures and a line of imaging and therapeutic products labelled with a variety of isotopes including Sodium Iodide I-131. DRAXIMAGE has a number of products in late-stage development including: a generic Sestamibi injection, a lyophilized product that is widely used for Technetium-based cardiac imaging studies; a “next-generation” version of a Technetium Generator; and INFECTON®, for imaging infection.

Financial highlights in this segment for the quarter ended June 30, 2007 included:

•                                          Product sales of $5.9 million ($5.5 million excluding freight charges included in revenues beginning April 1, 2007) for the quarter representing a 10% (or slight increase excluding freight charges) increase over the second quarter of 2006.

•                                          Product gross margin percentage of 59% compared to 61% for the second quarter of 2006.

•                                          Operating income of $1.2 million compared to $1.2 million in the second quarter of 2006.

Comparison of quarters ended June 30, 2007 and 2006

Revenues for the quarter ended June 30, 2007 increased 10% compared with the same period of 2006 due to the inclusion of $400,000 of freight charges in revenues beginning April 1, 2007. Revenues for the first six months of 2007 increased 13% driven mainly by increased sales of Sodium Iodide I-131, including diagnostic capsules, sales to the U.S. customers and increased cold kit sales.

Expected volume growth for Sodium Iodide was tempered during the second quarter of 2007 by a significant disruption in the availability of I-131 raw material from the supplier. Additional suppliers have since been identified, one has been qualified and received U.S. regulatory approval. The supply disruption was resolved within the quarter.

For the quarter ended June 30, 2007 product gross margins were 59% compared to 61% for the second quarter of 2006, due to the dilutive impact of including freight charges billed back to customers in revenues and cost of goods sold beginning April 1, 2007, coupled with foreign exchange pressures caused by a stronger Canadian dollar.

R&D expenditures increased slightly in the second quarter of 2007 compared to the same period of 2006 as a result of activities related to the preparation of the Company’s Sestamibi filing for Europe and Canada. R&D spending for the first six months of 2007 increased compared to the same period of 2006 due to product development, including preparation of European and Canadian filings for DRAXIMAGE® Sestamibi and activities related to INFECTON®.

Selling, general and administrative expenses increased slightly by $0.1 million for the second quarter of 2007 and $0.2 million for the first six months of 2007 relative to the same periods of 2006 due to an increased investment in business development activities.

Operating income of $1.2 million for the second quarter of 2007 was flat compared to the same period of 2006. Operating income of $2.5 million for the first six months of 2007 represents an increase of $0.2 million or 11% over the first six months of 2006, due to sodium iodide volume growth and increased cold kit sales.

Depreciation and amortization expense for this segment was relatively unchanged for the second quarter and the first six months of 2007 compared to the same periods of 2006.

Radiopharmaceutical Product Development Strategy

On March 27, 2006, the Company announced that it had realigned its priorities for the R&D of new radiopharmaceutical products that it believes will drive future growth. Priorities for product development were established based on several factors, including time to market, customer needs, size of target markets, cost of development and expected regulatory challenges for the various opportunities. The Company believes that this realignment will be the significant driver for material growth in the radiopharmaceutical segment. DRAXIMAGE is now focused on developing products that it believes will replace or improve upon several products that are currently in the Nuclear Medicine marketplace, but have or will have ceased to be protected by patents in key markets in the near term.

The following summarizes the status of current significant initiatives:

DRAXIMAGE® Sestamibi

As announced on February 2, 2007, DRAXIMAGE submitted an ANDA to the FDA for its generic kit for the preparation of Tc-99m Sestamibi for injection, DRAXIMAGE® Sestamibi, a nuclear medicine imaging agent used in MPI to evaluate blood flow to the heart in patients undergoing cardiac tests. Furthermore, the FDA acknowledged in July 2007 the receipt and acceptance for review of the ANDA for DRAXIMAGE® Sestamibi that was submitted.

The Company also announced on July 25, 2007 the filing of DRAXIMAGE® Sestamibi with European regulatory authorities. The filing marks another milestone in the comprehensive plan to pursue major MPI markets globally.

The filing of the ANDA with the FDA, represented the achievement of a key milestone in the DRAXIMAGE® Sestamibi project schedule.

Technetium Generators

A second opportunity that is currently being pursued by DRAXIMAGE is the production and distribution of a “next-generation” version of a Technetium Generator, which is the source of Technetium in virtually every radiopharmacy worldwide. Nearly 90% of generators are located in radiopharmacies, with the rest located in other institutions, such as hospitals and clinics. DRAXIMAGE is in discussions with potential development, marketing and distribution partners for this project and the Company has developed and has installed a prototype version of this product with a potential development partner for evaluation. Feedback from its development partners will be a significant driver in the product development process.

European Entry

DRAXIMAGE is continuing its efforts to obtain registrations in European markets for four of its existing products that are currently approved and sold in Canada or the United States. In February 2006, DRAXIMAGE received approval from the Dutch regulatory authority for its Kit for the Preparation of Technetium Tc99m Albumin Aggregated Injection (“MAA Kit”). Initial approval in the Netherlands allowed DRAXIMAGE to initiate the Mutual Recognition Procedure (“MRP”) in pursuit of further regulatory approvals for this product in several additional European Union countries.

Additional initial European approvals for the majority of other diagnostic imaging products are anticipated during 2007. DRAXIMAGE has expanded its discussions with respect to a potential commercial partner to target the European markets via a strategic alliance. The expanded discussions were necessitated by new potential partners expressing an interest to enter into a strategic alliance of a broader global scope which may serve the Company. The strategic alliance could also potentially serve as a means for DRAXIMAGE to expand its product catalogue in North America as well as Europe. The Company expects to conclude such discussions during 2007.

INFECTON®

For the medium term, the key opportunity being pursued by DRAXIMAGE is the continued development of INFECTON®, a novel diagnostic radiopharmaceutical product for imaging infection. Three clinical trials which took place at sites in the U.S. and Canada for Phase II have been completed. A fourth trial was discontinued due to a change in market focus by the Company. Studies to define the target market population and appropriate clinical trial applications are now being used to guide preparations for further development studies. An expert panel, comprised of respected Nuclear Medicine specialists and microbiologists, was assembled and this expert panel reviewed the preliminary scientific and clinical data together with the outcome of the market research studies. The role of the expert panel was to assess the results to date, review potential target markets, and to advise DRAXIS on the design of future clinical studies and appropriate indications. The report of the expert panel and our marketing studies recommended that the product be reformulated for orthopaedic and musculoskeletal indications and related indications and the assessment of such potential formulations is underway. Formulations tested to date did not reach sufficient specificity and sensitivity to be commercially important for the targeted indications. Additional formulations will be tested and the results of these tests are expected in the second half of the year.

Others

DRAXIMAGE has also identified additional new product opportunities in the area of non-radioactive contrast media that are used in the medical imaging field and is pursuing potential product development strategies to leverage both its position in the marketplace and its preferred access to appropriate production process expertise. Contrast media products are injectable liquids produced in highly-specialized cGMP sterile production facilities, such as those in place at DRAXIS’ facilities which are currently used to produce certain diagnostic imaging products marketed by DRAXIMAGE. The North American market for contrast media has been estimated to be valued at approximately $1.6 billion and we believe that is growing driven largely by the continued growth of computer tomography (“CT”) and enhanced magnetic resonance imaging (“MRI”) procedures.

DRAXIMAGE has received approval from the FDA to run two clinical trials using radioactive Iobenguane I-131 Injection (also known as 131I-metaiodobenzylguanidine, or I-131 MIBG) to treat high-risk neuroblastoma, a rare form of cancer that affects mostly infants and young children.

DRAXIMAGE will provide I-131 MIBG for two clinical trials approved by the FDA under a recently submitted Investigational New Drug (“IND”) application. One trial is a Phase II study in which I-131 MIBG will be administered with intensive chemotherapy and autologous stem cell rescue for high-risk neuroblastoma patients. The second trial is a Phase I study in which irinotecan and vincristine, two common chemotherapy agents, will be administered in combination with I-131 MIBG to determine safety and tolerability in patients with resistant/relapsed high-risk neuroblastoma.

Contract Manufacturing
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods Ended June 30,					For the Six-Month Periods Ended June 30,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
$13,535	$18,277	($4,742)	(25.9%)	Product sales	$27,770	$31,854	($4,084)	(12.8%)

$3,910	$7,743	($3,833)	(49.5%)	Product gross margin	$7,754	$11,617	($3,863)	(33.3%)
28.9%	42.4%		(13.5%)	% of Product sales revenues	27.9%	36.5%		(8.5%)
(734)	(1,993)	1,259	63.2%	SG&A	(2,031)	(3,345)	1,314	39.3%
3,176	5,750	(2,574)	(44.8%)	EBITDA(1)	5,723	8,272	(2,549)	(30.8%)
23.5%	31.5%		(8.0%)	% of Revenues	20.6%	26.0%		(5.4%)
(1,025)	(860)	(165)	(19.2%)	Depreciation and amortization	(1,916)	(1,708)	(208)	(12.2%)
2,151	4,890	(2,739)	(56.0%)	Operating income	3,807	6,564	(2,757)	(42.0%)
15.9%	26.8%		(10.9%)	% of Revenues	13.7%	20.6%		(6.9%)

(1)             See Accounting Matters—Non-GAAP Financial Measures.

Manufacturing comprises the Company’s manufacturing division, DRAXIS Pharma, which is a pharmaceutical contract manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 247,000 square-foot facility located in Montreal, Canada, DRAXIS Pharma manufactures certain pharmaceutical products (specifically, cold kits) for DRAXIMAGE, as well as for over 20 other pharmaceutical clients in many international jurisdictions.

Financial highlights in this segment for the quarter ended June 30, 2007 included:

•                                          Revenues of $14 million for the second quarter of 2007 represented a decrease of $4.7 million or 26% over the second quarter of 2006.

•                                          Product gross margin percentage of 29% compared to 42% for the second quarter of 2006.

•                                          Operating income of $2.2 million as compared to $4.9 million for the second quarter of 2006.

Comparison of quarters ended June 30, 2007 and 2006

For the quarter ended June 30, 2007, revenues decreased by $4.7 million or 26% over the same period of 2006. The decrease was due to lower sterile volumes, principally related to Hectorol® for Genzyme. During the second quarter of 2007, the contract manufacturing division of DRAXIS experienced production delays that prevented the shipment of planned quantities before the end of the second quarter of 2007. Products scheduled but not shipped in the second quarter of 2007 will be shipped to customers in the third quarter. The impact on quarterly earnings per share was estimated at 2 cents per share for the second quarter of 2007.

Included in this segment’s revenues for the quarter are approximately $1 million in completed product transfer activities related to a material new non-sterile contract (see below).

Sterile products represented approximately 67% of manufacturing revenues (73% for the first six months of 2007) compared to 85% (83% for the first six months of 2006) for the second quarter of 2006.

Product gross margin percentage decreased to 29% in the second quarter and 28% for the first six months of 2007 compared to 42% and 37% respectively for the same periods of 2006. The decrease was driven by lower sterile volumes impacting margins through lower plant utilization and a lower percentage of sterile volumes as part of the overall product mix.

Selling, general and administrative expenses decreased by $1.3 million for both the second quarter and first six months of 2007 as compared to 2006 due to the revaluation of incentive awards based on financial performance.

Depreciation and amortization for the second quarter and first six months of 2007 increased compared to the same periods of 2007 due to completion in the second quarter of 2007 of the installation and implementation of a new warehouse management system as part of the overall upgrade of its existing SAP platform and IT infrastructure.

Operating income for the second quarter and for the first six months of 2007 was $2.7 million lower compared to the same periods of 2006 due to lower sterile volumes partially offset by a revaluation of incentive rewards.

Appointment of Jean-Pierre Robert as President of DRAXIS Speciality Pharmaceuticals Inc.

Effective July 21, 2007, Mr. Jean-Pierre Robert assumed the role of President of DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”), the Company’s wholly owned operating subsidiary that provides products in three categories; sterile products, non-sterile products and radiopharmaceutical products. Previously Mr. Robert was President of DRAXIMAGE, the division of DSPI that produces and markets its own radiopharmaceutical products. Mr. Robert now has responsibility for DRAXIS Pharma, the contract manufacturing division of DSPI, which produces sterile and non-sterile products for clients in the pharmaceutical and biotechnology sectors.

Following the end of the second quarter of 2007, the Company announced that John Durham, then president of the contract manufacturing division was leaving the Company.

Appointment of Vice-President Commercial and Business Development

On May 29, 2007, the Company announced the appointment of Bruce DeChambre as Vice President Commercial and Business Development for DRAXIS Pharma. Mr. DeChambre is charged with identifying prospective customers and developing new business opportunities. He has over 25 years of progressive pharmaceutical sales, marketing and business development experience with U.S.-based and international companies, including senior management responsibilities in the contract manufacturing sector.

Prior to joining DRAXIS Pharma, Mr. DeChambre was a pharmaceutical industry consultant to investment firms and healthcare advertising agencies. Previously, he was Vice President Sales and Marketing at SAB-Pharma, the U.S. marketing arm of Sabex Inc., which was recently acquired by Novartis. He also served as Vice President Business Development for Cardinal Health’s Sterile Technology Group, a contract manufacturer of sterile pharmaceuticals. In addition, Mr. DeChambre has served in senior sales and marketing management positions at Abraxis Pharmaceutical (formerly American Pharmaceutical Partners, Inc.), Fujisawa USA, Inc. and Baxter Healthcare Corporation.

Successful Results of FDA Inspection

During the second quarter of 2007, the Company announced it received notification from the FDA that the Company’s manufacturing operations in Montreal, Quebec continue to maintain their classification as acceptable facilities following an extensive inspection by the FDA in January 2007 of all six production and quality systems for DRAXIS Pharma, the contract manufacturing division of DSPI. The successful inspection was conducted primarily with regard to two additional products manufactured on behalf of clients in the DRAXIS Pharma sterile lyophilization (freeze-drying) production facility.

There were no Form 483 Inspectional Observations issued during the FDA evaluation of DRAXIS systems. The FDA inspection also involved evaluations in DSPI’s radiopharmaceutical business unit, DRAXIMAGE. The inspections form part of each client’s FDA regulatory application to authorize DRAXIS to manufacture products for distribution in the United States.

Completion of New Warehouse Management System and SAP Upgrade

In May 2007, the Company completed the installation and implementation of its new warehouse management system and upgrade of its current SAP platform as part of its long term growth strategy.

Material Non-Sterile Contract Update

While the Company’s success has been driven by its strategy to focus on higher margin sterile products, the Company also believes there is an opportunity to benefit from the unused capacity in its non-sterile area. The Company is currently in the final stages of securing significant new non-sterile business but has not yet reached contractual arrangements for such business. The negotiation of a finalized agreement neared completion in the second quarter of 2007. It is difficult to predict when or if contractual arrangements (involving supply, quality and related agreements) will be finalized as such arrangements can take months to negotiate and close. Disclosure of the nature of the contractual arrangements will be made upon signing of a definitive agreement. While a formal final contractual arrangement has yet to be signed, material activities are now underway in preparation for the new non-sterile business, including capital installation and product transfer activities with the approval of the potential customer. In particular, the Company has recognized approximately $1 million of revenue related to agreed upon product transfer activities completed in the second quarter of 2007 and received $1.2 million of customer financing in the quarter related to capital expenditure activities for the project.

Corporate and Other
(in thousands of U.S. dollars) (U.S. GAAP)

For the Three-Month Periods Ended June 30,					For the Six-Month Periods Ended June 30,
2007	2006	$ Change	% Change		2007	2006	$ Change	% Change
				Revenues
$103	$82	$21	25.6%	Product sales	$330	$259	$71	27.4%
(467)	(724)	257	35.5%	Intercompany eliminations	(1,056)	(1,729)	673	38.9%
359	459	(100)	(21.8%)	Royalty and licensing	1,677	1,036	641	61.9%
30	825	(795)	(96.4%)	Anipryl® deferred revenues	60	1,650	(1,590)	(96.4%)
25	642	(617)	(96.1%)		1,011	1,216	(205)	(16.9%)

$38	$35	$3	(8.6%)	Product gross margin	$63	$(88)	$151	171.6%
(1,127)	(1,995)	868	43.5%	SG&A	(2,926)	(3,986)	1,060	26.6%
(700)	(676)	(24)	(3.6%)	EBITDA(1)	(1,126)	(1,388)	262	18.9%
-2800.0%	-105.3%			% of Revenues	-111.4%	-114.1%
(87)	(85)	(2)	(2.4%)	Depreciation and amortization	(169)	(168)	(1)	(0.6%)
(787)	(761)	(26)	(3.4%)	Operating loss	(1,295)	(1,556)	261	16.8%
-3148.0%	-118.5%			% of Revenues	-128.1%	-128.0%

(1)             See Accounting Matters—Non-GAAP Financial Measures.

The Corporate and Other segment comprises: amortization of deferred revenues, royalties and expenses associated with the Company’s business agreements with Pfizer Inc. with respect to Anipryl®; revenues related to royalties and milestones from Shire in connection with the divestiture of DRAXIS Pharmaceutica; non-allocated corporate expenses; and inter-segment eliminations. The Company follows a policy of not allocating its central corporate expenses to its operating business segments.

Comparison of quarters ended June 30, 2007 and 2006

Revenues related to the corporate segment were $0.6 million lower for the second quarter of 2007 compared to 2006 due mainly to the termination of the amortization of the vast majority of Anipryl® deferred revenues on December 31, 2006. Royalty and licensing revenue for the first six months of 2007 was $0.6 million higher compared to 2006 due to the receipt of contingent milestone payments of $0.8 million from Shire in the first quarter of 2007 coupled with lower intercompany eliminations which help offset the termination of the amortization of previously received Anipryl® milestones.

Depreciation and amortization expense in this segment in the second quarter and for the first six months of 2007 was flat as compared to the same periods of 2006.

Operating loss from this segment was flat in the second quarter of 2007 compared to the same period of 2006 due lower general and administrative costs offset by a decrease in corporate revenues as described above. The reduced selling, general and administrative costs related to an overall decrease in incentive plan costs related to Company performance and a reversal of deferred share unit plan accruals due to a lowering of the Company’s share price which occurred during the quarter from the March 31, 2007 share price. Operating loss for this segment decreased $0.3 million for the first six months of 2007 relative to the same period of 2006 due lower selling, general and administrative costs driven by lower overall incentive plan accruals which offset the overall decline in corporate revenues.

Corporate Matters

Streamlining of Executive Leadership

Following the end of the second quarter of 2007, the Company made senior level organization changes designed to further streamline the leadership of its organization and better reflect the core operating businesses in Montreal. Effective July 21, 2007, Mr. Jean-Pierre Robert assumed the role of President of

DSPI, the Company’s wholly owned operating subsidiary that provides products in three categories; sterile products, non-sterile products and radiopharmaceutical products. Previously Mr. Robert was President of DRAXIMAGE, the division of DSPI that produces and markets its own radiopharmaceutical products. Mr. Robert now has responsibility for DRAXIS Pharma, the contract manufacturing division of DSPI, which produces sterile and non-sterile products for clients in the pharmaceutical and biotechnology sectors.

In addition, the Office of the President was established at the corporate level and will include Dr. Martin Barkin, President and Chief Executive Officer of DRAXIS Health Inc., together with Mr. Dan Brazier, Chief Operating Officer. Within the Office of the President, Dr. Barkin and Mr. Brazier will retain their current responsibilities. Mr. Robert, as President of DSPI, will report to Mr. Brazier.

Mr. John Durham left the Company effective July 20, 2007 to pursue other interests.

Normal Course Issuer Bid

The Company received approval from the TSX on December 18, 2006 for the renewal of its Normal Course Issuer Bid (the “2006 Issuer Bid”). DRAXIS may now repurchase up to 3,397,011 of its common shares, which represents 10% of the 33,970,112 common shares in the public float as of December 14, 2006, beginning on December 20, 2006 and until December 19, 2007 or until such earlier date when the Company purchases the maximum allowable number of shares or elects to terminate the bid. All shares purchased will be acquired through the facilities of the TSX and will be cancelled. DRAXIS had 41,492,138 common shares issued and outstanding as of December 14, 2006.

As of August 8, 2007, no shares were purchased in accordance with the 2006 Issuer Bid.

Permax® Litigation

On July 22, 2005 the Company announced that, together with other defendants, it had received a Statement of Claim filed before the Superior Court of Justice of Ontario wherein the plaintiff alleges that Permax®, a drug that the Company distributed in Canada for a third-party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. Prior to July 2003, Permax® was distributed in Canada by DRAXIS Pharmaceutica, the Canadian pharmaceutical sales and marketing division of the Company. In July 2003 the Company completed the divestiture of the DRAXIS Pharmaceutica division to Shire. No amounts have been accrued pursuant to the claim.

Liquidity and Capital Resources
(in thousands of U.S. dollars) (U.S. GAAP)

	June 30, 2007	Dec 31, 2006
Cash and cash equivalents	$27,365	$21,446
Non-financial working capital (net)(1)	$21,792	$21,247

	Q2, 2007	Q2, 2006
Cash flows from operating activities	$2,570	$1,814
Cash flows used in investing activities	$(2,315)	$(1,523)

(1)             Excluding cash and cash equivalents, current portion of deferred revenues and customer deposits.

	Aug 8, 2007	June 30, 2007	Dec 31, 2006
Common shares issued and outstanding	42,067,638	42,057,638	41,522,138
Stock options outstanding	2,075,827	2,135,828	2,257,995
Outstanding options as a % of outstanding shares	4.9%	5.1%	5.4%

Cash and cash equivalents at June 30, 2007 totalled $27.4 million as compared with $21.4 million as at December 31, 2006. The increase is attributable to the increasing cash earnings of the Company and proceeds from the exercise of stock options offset by capital expenditures.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. All investments as of June 30, 2007 had less than three months maturity. As at June 30, 2007 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way.

For the quarter ended June 30, 2007, cash flows from operating activities were $2.6 million compared to $1.8 million for the same period of 2006. The increase was related to a decrease in accounts receivable which offset lower cash earnings in the contract manufacturing segment.

Non-financial working capital, comprised of accounts receivable, inventories, prepaid expenses, current deferred income tax assets, accounts payable and accrued liabilities, as at June 30, 2007 increased compared to December 31, 2006 due a significant reduction in outstanding receivables related to lower volumes for the first six months of 2007 and offset by reduction in accounts payable and accrued liabilities.

Capital expenditures for the second quarter of 2007 are mainly attributable to expenditures related to the Company’s information technology and SAP platform upgrades, new warehouse management system implementation and capital installations directly related to new business opportunities including preparation for a potential significant increase in non-sterile volumes. Capital expenditures during the remainder of 2007 are expected to be mostly related to preparation for the new anticipated material non-sterile contract noted earlier.

Proceeds from the issuance of treasury common shares by the Company attributable to the exercise of options generated $0.3 million for the quarter ended June 30, 2007 and $1.7 million for the first six month period compared with $1.0 million and $1.0 million respectively for the comparative periods of 2006.

The Company was in compliance with all lending covenants as at June 30, 2007 and 2006.

Bank Financing

The Company chose not to renew its credit facilities upon their scheduled expiration date in June 2007. The Company plans to explore new credit facility arrangements in conjunction with new business opportunities. The Company’s current cash position and cash flows are sufficient to achieve the Company’s business plans.

Customer Financing

The Company received $1.2 million in U.S. dollar-denominated customer financing related to capital installation activities being performed to transfer in products to the contract manufacturing operations under an anticipated material new non-sterile contract. The customer financing will be drawn down as commercial batches are produced under the anticipated contract. The customer financing will be secured by the specific capital installations made in preparation for this contract.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company’s financial condition, changes in revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Related Party Transaction

The Company paid rent of $33,000 during the quarter ended June 30, 2007 and $59,000 for the first six months of 2007 ($32,000 during the second quarter and $63,000 for the first six months of 2006) to a company controlled by a member of the Board of Directors, related to the lease of its head office location.

This transaction is in the normal course of operations and is measured at the exchange amount as agreed to by the parties based on market rates per square footage for similar space. The lease expired in May 2006, and lease payments continue to be made monthly.

Internal Controls

There were no material changes to internal controls affecting financial reporting during the second quarter of 2007.

OUTLOOK

The following section contains numerous forward-looking statements specifically pertaining to guidance. Management has included a narrative of the underlying factors and assumptions on which the forward-looking statements are based. While management believes that the basis for these forward-looking statements is reasonable, they are based on information currently available to management and, accordingly, actual results could differ materially from the forward-looking statements (see Forward-Looking Statements below for factors which could cause our results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements).

The Company’s ability to forecast revenue over shorter-term periods, especially quarterly targets, is very difficult and less accurate during periods in which significant changes are made to production schedules, whether due to production issues or changes to the size or timing of customer demand. While delays in receiving component parts are not unusual, when combined with production issues or customer timing changes, they can significantly impact revenues compared to forecasts for a given period. Furthermore, due to the complexity of sterile manufacturing and the rigors and demands of the quality testing and release process, anticipated shipment dates and the accompanying revenues can change from period to period based on the independent quality control process. Accordingly, the Company does not and does not plan to provide specific quarterly guidance.

The Company’s annual guidance is based on the information available when it receives annualized customer forecasts or estimates of demand. During the course of the year, changes to these forecasts and customer demand, which are out of the control of the Company, can result in revisions to production schedules. In addition, unforeseen production problems can potentially cause variations from revenue forecasts and ultimately earnings per share estimates. Customer forecasts can change positively or negatively based on several factors such as the ability of our customers to obtain regulatory approval, the success of the product produced for them in the marketplace and regulatory changes affecting product demand (see Forward-Looking Statements).

Consolidated Guidance

2007 Guidance

As indicated previously, substantially all revenues related to the amortization of previously received Anipryl® milestones (see Corporate and Other) terminated on December 31, 2006. The amortization of these deferred revenues has previously resulted in non-cash revenues of $0.8 million per quarter or $3.3 million per year. The termination of the amortization of deferred revenues had no effect on cash flows but had the impact of contributing 7 cents a share to 2006’s reported earnings per share.

As of August 8, 2007, the forecast information received by the Company from several major customers includes variable factors and assumptions, such as size of requirements and timing of regulatory approvals, that significantly impact overall forecast reliability to a degree that the Company is unable to provide reasonable revenue guidance.

The following factors have led to the revaluation of our guidance targets for 2007 subsequent to the second quarter of 2007:

•                                          During the first six months of 2007, the strengthening of the Canadian dollar from $CDN1.165 per U.S. dollar as at December 31, 2006 to $CDN1.065 per U.S. dollar as at the end of June 30, 2007 has resulted in foreign exchange losses for the first six months of 2007 of approximately 1.5 cents per share.

•                                          During the second quarter of 2007, a significant disruption in the availability of I-131 raw material from the supplier impacted the earnings of the Company by approximately 1 cent per share.

•                                          Based on the latest information received from Genzyme, the Company expects Hectorol® volumes in 2007 to be approximately $9 million lower compared with what they were in 2006 and lower than what was originally forecasted for in 2007. It is our understanding that these volumes could still vary materially either positively or negatively as a result of customer demand. The lower than expected volumes from Genzyme have offset the positive impact of increased volumes related to new business activities taking place during 2007 within our contract manufacturing division.

Due to the lower than expected financial performance for 2007 resulting from factors described above, the Company has revised its 2007 guidance downwards from a range of 23 to 27 cents per share to 18 to 21 cents per share as compared with 21 cents in 2006 adjusted for the exclusion of the amortization of Anipryl® deferred revenues. Given the reduced underlying earnings, we now expect cash flows from operating activities to be at least $18 million as compared with of our original target of at least $20 million for 2007. Our financial performance in the second quarter of 2007 is not expected to negatively impact the long term financial performance of the Company. Significant key milestones have already been achieved in 2007 consistent with the sources of future growth detailed below.

The Company’s formal contractual arrangements with Genzyme for the production of Hectorol® were to terminate in March 2008, provided that notification of termination was received by the Company prior to March 2007. Such notification of termination was not received and, consequently, the contractual arrangement will remain in place until March 2009 and the Company expects continuing production of Hectorol® for Genzyme beyond this date. The actual volumes expected to be produced and shipped are dependent on the usual factors affecting end user demand, including reimbursement policies and customer supply chain management practices. Accordingly, Hectorol® volumes are subject to a high degree of variability between now and 2009. While the Company may continue producing Hectorol® over a long term period, the Company is planning for the eventual phase out of Hectorol® volumes over time in its long term plans, with such capacity eventually filled by other products and customers.

Sources of Future Growth

The Company’s guidance for 2007 assumes core growth in operations. We expect that future additional growth for 2008 and beyond will come from the success of one or more of the many initiatives that have been developed over the past few years and which we continue to develop. The following potential opportunities do not include any potential merger and/or acquisition activities and are not listed in any particular order, as the potential financial impact of each can vary materially over time:

•                                          Conclusion of a strategic alliance with a commercial partner in Europe for the sales and marketing of the four products currently under review by the European regulatory authorities. These products are currently sold in the U.S. or Canada.

•                                          The review and approval of a generic form of Sestamibi in the U.S. and in Europe followed by its introduction into those marketplaces.

•                                          Completion of the development of proprietary technology for a second generation Technetium Generator and licensing it to others for distribution.

•                                          Clinical trials for a new formulation of INFECTON® targeted to orthopaedic indications, subject to final analysis and recommendations of an expert panel.

•                                          Submission to the FDA for approval of an improved radiopharmaceutical (cold kit) product for bone scan imaging and introduction into the U.S. marketplace.

•                                          Completion of clinical trials for I-131 MIBG for the diagnosis and treatment of neuroblastoma and related malignancies and its subsequent sale and distribution in North America.

•                                          Completion of negotiations followed by product transfers for the manufacture of a new portfolio of non-sterile products.

•                                          Development and approval of additional generic imaging products that now or will shortly cease to be protected by patent.

•                                          Expansion of manufacturing capacity at the Montreal facility to accommodate new business opportunities.

Other

The Board of Directors believes that the Company’s shares trade, from time to time, well below their real value and that the trading price of the shares does not reflect the potential inherent value in the Company’s core competencies. Accordingly, the Board of Directors has authorized a Normal Course Issuer Bid and is considering other strategies to enhance the trading value of its shares, including a sustainable dividend policy.

SUMMARY OF QUARTERLY RESULTS
(in thousands of U.S. dollars, except share related data) (U.S. GAAP)

	Q2, 2007	Q1, 2007	Q4, 2006	Q3, 2006	Q2, 2006	Q1, 2006	Q4, 2005	Q3, 2005
Revenues
Product sales	$19,048	$19,630	$23,106	$19,788	$23,003	$17,648	$17,273	$16,034
Royalty and licensing	359	1,318	465	617	437	603	562	598
Anipryl® deferred revenues	30	30	825	825	825	825	825	825
	$19,437	$20,978	$24,396	$21,230	$24,265	$19,076	$18,660	$17,457

Net income	$1,575	$2,010	$3,687	$2,604	$3,564	$1,692	$1,067	$1,069

Basic earnings per share	$0.04	$0.05	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03

Diluted earnings per share	$0.04	$0.05	$0.09	$0.06	$0.09	$0.04	$0.03	$0.03

ACCOUNTING MATTERS

Critical Accounting Policies and Estimates

The foregoing discussion and analysis of the financial condition and results of operations is based upon the Company’s Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. The preparation of Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, the Company evaluates its estimates and makes adjustments as appropriate. Actual results may differ from these estimates.

A summary of the significant accounting policies and methods used by the Company in the preparation of its Consolidated Financial Statements is included in Note 2 to the 2006 audited Consolidated Financial Statements. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Deferred Tax Assets

Realization of the net deferred tax assets is dependent on the Company’s ability to generate sufficient taxable income in certain tax jurisdictions. Management believes that it is more likely than not that the assets will be realized, based on forecasted income. On a quarterly basis, the estimates and assumptions underlying the forecasted income are reviewed by management to determine whether additional valuation allowances are warranted or valuation allowances are still required. The Company has taken valuation allowances related to tax loss carryforwards in jurisdictions where taxable income is no longer generated, it is not likely to generate sufficient taxable income in Canada to utilize Canadian tax loss carryforwards prior to expiry, and filing positions taken with taxation authorities are subject to review. Changes to estimates of future taxable income, the completion of reviews by taxation authorities, and the ability to execute on tax planning opportunities can significantly affect the amount of valuation allowances.

Allowance for Doubtful Accounts

The Company determines an appropriate allowance for doubtful accounts based on an account by account review as opposed to a general provision assessed as a percentage of revenues.

Provision for Inventory Obsolescence

Provisions for inventory are charged against income when it is determined that specific inventory items do not meet the defined quality and regulatory requirements for sale. The Company does not make general provisions for inventory obsolescence.

Billing of Freight Costs Included in Radiopharmaceutical Revenues and Cost of Sales

Effective April 1, 2007, the Company began including, in the radiopharmaceutical segment revenues, freight charges incurred and billed back to customers at nominal markup. Freight charges previously were paid directly by customers and not included in revenues nor cost of goods sold. As a result, revenues and cost of goods sold now reflect the amount of freight charges paid and billed to customers. Revenues and cost of goods sold each include $400,000 in the second quarter of 2007 resulting in a dilution of product gross margin percentage for the radiopharmaceutical segment.

Foreign Exchange Risk

The Company’s reporting currency is the U.S. dollar. The functional currency for its Canadian operations—which include the radiopharmaceutical segment, the contract manufacturing segment and royalties and milestones related to product rights sold to Shire, is the Canadian dollar. Accordingly, the Company’s foreign exchange exposure for accounting purposes mainly relates to U.S. dollar-denominated net monetary assets of its Canadian operations. The Company does not actively hedge this exposure, but reduces the exposure by maintaining the minimum level of U.S. dollar-denominated cash available to meet its short-term cash requirements.

Recent Accounting Pronouncement

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) an interpretation of FASB statement No. 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings for the fiscal year of adoption.

The Company has implemented FIN 48 effective January 1, 2007 as described in the accompanying notes to the consolidated financial statements for the second quarter of 2007. The implementation did not have a material impact on the financial statements of the Company. Accordingly, no adjustment has been made to the opening balance of retained earnings.

Non-GAAP Financial Measures

The Company now focuses on GAAP measures both in reporting externally and monitoring management performance. Specifically, the Company measures divisional performance and consolidated performance based on gross profit margin, operating income, net income and operating cash flow. Non-GAAP financial measures and, specifically, EBITDA will continue to be disclosed to provide a comparative link between our historical disclosures as the Company transitions to more traditional GAAP measures. The Company will continue to reconcile any non-GAAP financial measures used with GAAP line items.

The Company additionally has incorporated, as a performance measure, cash flows from operating activities less cash flows used in investing activities.

The terms EBITDA and EBITDA margin (EBITDA divided by total revenues) do not have a standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures used by other companies. DRAXIS defines EBITDA as operating income before depreciation and amortization expense and EBITDA is presented on a basis that is consistent from period to period. DRAXIS uses EBITDA measures to assess the operating performance of its ongoing businesses without the effects of amortization expense. Amortization expense is excluded because it substantially depends on the accounting methods and assumptions used as well as the historical cost of capital assets. DRAXIS believes that certain shareholders and investors prefer such measures in evaluating the ability of a reporting company to service debt or as the basis for a valuation measurement. EBITDA should not be construed as the equivalent of cash flows from operating activities. The most comparable U.S. GAAP earnings measure is operating income.

Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and as contemplated under other applicable securities legislation. These statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “plan,” “intend,” “believe” or other similar words. These statements discuss future expectations concerning results of operations or financial condition or provide other forward-looking information. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward-looking statements. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made.

These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors that could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to:

•                                          the achievement of desired clinical trial results related to the Company’s pipeline products;

•                                          timely regulatory approval of the Company’s products;

•                                          the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products;

•                                          the Company’s ability to obtain and enforce effective patents;

•                                          the non-infringement of third party patents or proprietary rights by the Company and its products;

•                                          factors beyond our control that could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);

•                                          reimbursement policies related to health care;

•                                          the establishment and maintenance of strategic collaborative and commercial relationships;

•                                          the Company’s dependence on a small number of key customers;

•                                          the disclosure of confidential information by our collaborators, employees or consultants;

•                                          the preservation of healthy working relationships with the Company’s union and employees;

•                                          the Company’s ability to grow the business;

•                                          the fluctuation of our financial results and exchange and interest rate fluctuations;

•                                          the adaptation to changing technologies;

•                                          the loss of key personnel;

•                                          the avoidance of product liability claims;

•                                          the loss incurred if current lawsuits against us succeed;

•                                          the volatility of the price of our common shares;

•                                          market acceptance of the Company’s products; and

•                                          the risks described in “Item 3. Key Information—Risk Factors” in the Annual Report Form 20-F filed by the Company with the United States Securities and Exchange Commission and which is also filed as the Company’s Annual Information Form with Canadian securities regulators..

For additional information with respect to certain of these and other factors, and relating to the Company generally, reference is made to the Company’s most recent filings with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and the filings made by the Company with Canadian securities regulators (available on SEDAR at www.sedar.com). The forward-looking statements contained in this document represent the Company’s expectations as at August 8, 2007. Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

DRAXIS HEALTH INC.
Consolidated Statements of Operations
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
		REVENUES
$19,048	$23,003	Product sales	$38,678	$40,651
389	1,262	Royalty and licensing	1,737	2,690
19,437	24,265		40,415	43,341
		EXPENSES
11,652	11,930	Cost of goods sold, excluding depreciation and amortization (Note 3)	23,830	22,762
3,151	5,131	Selling, general and administration	7,335	9,492
694	633	Research and development	1,618	1,422
1,406	1,230	Depreciation and amortization	2,652	2,425
16,903	18,924		35,435	36,101
2,534	5,341	Operating income	4,980	7,240
172	46	Financing income, net	358	54
(882)	(283)	Foreign exchange loss	(990)	(238)
1,824	5,104	Income before income taxes	4,348	7,056
(249)	(1,540)	Income taxes	(763)	(1,800)
$1,575	$3,564	Net income	$3,585	$5,256

$0.04	$0.09	Basic earnings per share (Note 4)	$0.09	$0.13

$0.04	$0.09	Diluted earnings per share (Note 4)	$0.09	$0.13

		Weighted-average number of shares outstanding
42,030,246	41,413,168	—basic	41,883,247	41,475,457
42,396,140	41,431,704	—diluted	42,143,527	41,587,096

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Balance Sheets
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	June 30, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$27,365	$21,446
Accounts receivable	15,409	20,683
Inventories (Note 5)	8,383	7,590
Prepaid expenses	2,124	735
Deferred income taxes, net	3,918	3,179
Total current assets	57,199	53,633

Accounts receivable, long term	1,165	—
Property, plant and equipment, net	52,859	46,292
Goodwill, net	823	753
Intangible assets, net	208	318
Other assets	447	407
Deferred income taxes, net	4,103	4,559
Total assets	$116,804	$105,962

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities (Note 6)	$8,042	$10,940
Current portion of deferred revenues	174	329
Customer deposits	361	576
Total current liabilities	8,577	11,845
Other liabilities	242	990
Deferred revenues	653	712
Customer financing	1,200	—
Total liabilities	$10,672	$13,547

SHAREHOLDERS’ EQUITY
Common stock, without par value of unlimited shares authorized	$79,588	$77,749
Additional paid-in capital	15,915	15,475
Deficit	(4,649)	(8,234)
Accumulated other comprehensive income	15,278	7,425
Total shareholders’ equity	106,132	92,415
Total liabilities and shareholders’ equity	$116,804	$105,962

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Changes in Equity and Comprehensive Income
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
		Common Stock (Number of Shares)
41,984,639	41,467,738	Balance, beginning of period	41,522,138	41,588,005
72,999	328,250	Exercise of options	535,500	331,583
—	(124,200)	Repurchased for cancellation	—	(247,800)
42,057,638	41,671,788	Balance, end of period	42,057,638	41,671,788
		Common Stock
$79,202	$77,069	Balance, beginning of period	$77,749	$77,313
255	968	Exercise of options	1,708	979
131	—	Fair values of options exercised	131	—
—	(258)	Repurchased for cancellation	—	(513)
$79,588	$77,779	Balance, end of period	$79,588	$77,779
		Additional Paid In Capital
$15,756	$15,303	Balance, beginning of period	$15,475	$15,370
290	248	Stock-based compensation	571	488
(131)	—	Fair values of options exercised	(131)	—
—	(283)	Common shares purchased for cancellation	—	(590)
—	916	Expiry of warrants	—	916
$15,915	$16,184	Balance, end of period	$15,915	$16,184
		Warrants
$—	$916	Balance, beginning of period	$—	$916
—	(916)	Expiry of warrants	—	(916)
$—	$—	Balance, end of period	$—	$—
		Deficit
$(6,224)	$(18,089)	Balance, beginning of period	$(8,234)	$(19,781)
1,575	3,564	Net income	3,585	5,256
$(4,649)	$(14,525)	Balance, end of period	$(4,649)	$(14,525)
		Accumulated Other Comprehensive Income
$8,216	$7,484	Balance, beginning of period	$7,425	$7,810
7,062	3,528	Other comprehensive income	7,853	3,202
15,278	11,012	Balance, end of period	15,278	11,012
$106,132	$90,450	Total shareholders’ equity	$106,132	$90,450
		Comprehensive Income
$7,062	$3,528	Foreign currency translation adjustments	$7,853	$3,202
1,575	3,564	Net income	3,585	5,256
$8,637	$7,092	Total comprehensive income	$11,438	$8,458

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements.

DRAXIS HEALTH INC.
Consolidated Statements of Cash Flows
In Accordance with U.S. GAAP

(in thousands of U.S. dollars)
(unaudited)

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
		CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
$1,575	$3,564	Net income	$3,585	$5,256
		Adjustments to reconcile net income to net cash from (used in) operating activities
(30)	(825)	Amortization of deferred revenues	(60)	(1,608)
1,406	1,230	Depreciation and amortization	2,652	2,425
290	248	Stock-based compensation	571	488
19	1,325	Deferred income taxes	372	1,375
882	283	Foreign exchange	990	238
(221)	(45)	Deferred Share Unit expense (recovery) (Note 7)	127	(183)
178	227	Other	354	356
		Changes in operating assets and liabilities
3,147	(3,281)	Accounts receivable	6,786	416
(1,165)	—	Accounts receivable, long term	(1,165)	—
(554)	(480)	Inventories	(102)	(1,617)
(762)	(619)	Prepaid expenses	(1,246)	(912)
(1,629)	187	Accounts payable and accrued liabilities	(3,805)	(1,654)
(566)	—	Other liabilities	(798)	—
—	—	Deferred revenues	(158)	—
2,570	1,814	Net cash from (used in) operating activities	8,103	4,580
		CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
(2,315)	(1,523)	Expenditures for property, plant and equipment	(5,095)	(2,165)
—	—	Increase in intangible assets	(174)	(174)
—	—	Proceeds from disposition of equipment	—	22
(2,315)	(1,523)	Net cash from (used in) investing activities	(5,269)	(2,317)
		CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
1,200	—	Proceeds from customer financing	1,200	—
(97)	—	Repayment of customer deposits	(135)	(11)
255	968	Exercise of options	1,708	979
—	(541)	Common shares purchased for cancellation	—	(1,103)
1,358	427	Net cash from (used in) financing activities	2,773	(135)
257	77	Effect of foreign exchange rate changes on cash and cash equivalents	312	363
1,870	795	Net increase in cash and cash equivalents	5,919	2,491
25,495	14,086	Cash and cash equivalents, beginning of period	21,446	12,390
$27,365	$14,881	Cash and cash equivalents, end of period	$27,365	$14,881

		Additional Information
$—	$—	Interest paid	$—	$—
$—	$450	Income taxes paid	$203	$560

See the accompanying notes to the Consolidated Financial Statements.
These interim financial statements should be read in conjunction with the annual Consolidated Financial Statements

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

1.             Significant Accounting Policy

These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America.

The functional currency of the Company is the Canadian dollar however its reporting currency is the U.S. dollar. For the current and prior periods, the financial statements of the Company’s operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. The resulting unrealized translation gains and losses on the Company’s net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders’ equity, described in the consolidated balance sheets as accumulated other comprehensive income.

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2006, other than as noted herein.

The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary to present fairly the financial position of the Company as at June 30, 2007 and the results of operations and cash flows for the six-month periods ended June 30, 2007 and 2006.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

2.             Change in Accounting Policy

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition matters.

The adoption of FIN 48 did not impact the Company’s consolidated financial position, results of operations or cash flows.

The Company’s policy is to recognize interest related to unrecognized tax benefits and penalties as financial expense. There were no interest or penalties accrued at June 30, 2007.

As at January 1, 2007, the Company had provided $1.0 million of valuation allowance in the deferred tax asset accounts with respect to the tax filing position taken related to the disposition of assets in prior years. The uncertainty arises from the fact that the tax treatment taken is subject to interpretation and it was more likely than not at the time of filing that the position would be successfully challenged by the taxation authorities. If the filing position is accepted by the taxation authorities, the provision would be reversed into income as a reduction in deferred income tax expense in the year of acceptance. The Company expects this matter to be resolved during 2008. The Company has not recorded any increases and decreases in unrecognized tax benefits as a result of tax positions taken during the current period.

The Company and its subsidiaries income tax returns are subject to examination by tax authorities for the years ending December 31, 1999 through December 31, 2006.

There are no other items of a material nature in accounts with respect to uncertainty in income taxes.

3.             Cost of Goods Sold

In the first quarter of 2007, DRAXIS received insurance proceeds of $517 in settlement of business interruption losses related to the extended shutdown in the third quarter of 2005. No accrual for insurance proceeds had been previously recorded as the claim represented a contingent gain. The proceeds were recognized as a reduction to cost of goods sold in the first quarter of 2007.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

4.             Earnings per Share

Basic earnings per common share is calculated by dividing the net income by the weighted-average number of the Company’s common shares outstanding during the period. Diluted earnings per common share is calculated by dividing the net income by the sum of the weighted-average number of common shares that would have been outstanding if potentially dilutive common shares had been issued during the period. The treasury stock method is used to compute the dilutive effect of stock options. The calculation of diluted earnings per common share excludes any potential conversion of options that would increase earnings per share.

The following table sets forth the computation of basic and diluted earnings per share:

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
		Numerator:
$1,575	$3,564	Net income	$3,585	$5,256

		Denominator:
42,030,246	41,413,168	Weighted-average number of common shares outstanding—basic	41,883,247	41,475,457
365,894	18,536	Weighted-average effect of dilutive securities—stock options	260,280	111,639
42,396,140	41,431,704	Weighted-average number of common shares outstanding—diluted	42,143,527	41,587,096

$0.04	$0.09	Basic earnings per share	$0.09	$0.13

$0.04	$0.09	Diluted earnings per share	$0.09	$0.13

5.             Inventories

	June 30, 2007	December 31, 2006
Raw materials	$3,932	$3,682
Work-in-process	591	1,094
Finished goods	3,860	2,814
	$8,383	$7,590

6.             Accounts Payable and Accrued Liabilities

	June 30, 2007	December 31, 2006
Trade	$4,181	$4,688
Accrued liabilities	1,119	905
Employee-related items	2,742	5,347
	$8,042	$10,940

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

7.             Shareholders’ Equity

Stock Option Plan

The following is a summary of the number of common shares issuable pursuant to outstanding stock options:

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
2,215,494	2,922,120	Balance, beginning of period	2,257,995	2,652,620
		Increase (decrease) resulting from:
—	—	Granted	420,000	330,000
(72,999)	(328,250)	Exercised	(535,500)	(331,583)
(6,667)	—	Cancelled	(6,667)	(16,667)
—	(10,125)	Expired	—	(50,625)
2,135,828	2,583,745	Balance, end of period	2,135,828	2,583,745

725,550	1,303,579	Exercisable at June 30	725,550	1,303,579

		As of June 30:
		Remaining unrecognized compensation cost related to non-vested stock options	$1,943	$2,241
		Weighted-average remaining requisite service period	2.0 years	2.4 years

		Weighted-average exercise price of options:
CDN$4.65	CDN$4.14	Outstanding, end of period	CDN$4.65	CDN$4.14
CDN$4.66	CDN$3.89	Exercisable, end of period	CDN$4.66	CDN$3.89
—	—	Granted	CDN$5.69	CDN$5.06
CDN$3.87	CDN$3.38	Exercised	CDN$3.70	CDN$3.39
CDN$4.70	—	Cancelled	CDN$4.70	CDN$5.93
—	CDN$3.36	Expired	—	CDN$3.33

The following table summarizes information about stock options outstanding at June 30, 2007:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)	Number Exercisable	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value ($000’s)
CDN$2.01–$2.50	454,994	4.73	CDN$2.35	CDN$1,821	104,994	0.53	CDN$2.33	CDN$438
CDN$2.51–$3.00	37,500	6.12	CDN$2.63	CDN$138	—	—	—	—
CDN$3.01–$3.50	15,000	1.35	CDN$3.25	CDN$46	10,000	1.35	CDN$3.25	CDN$31
CDN$3.51–$4.00	30,000	0.12	CDN$3.66	CDN$80	30,000	0.12	CDN$3.66	CDN$80
CDN$4.01–$4.50	125,000	1.51	CDN$4.30	CDN$251	125,000	1.51	CDN$4.30	CDN$251
CDN$4.51–$5.00	180,000	2.95	CDN$4.70	CDN$290	100,000	2.12	CDN$4.70	CDN$161
CDN$5.01–$6.65	1,293,334	4.11	CDN$5.57	CDN$958	355,556	2.85	CDN$5.55	CDN$271
	2,135,828	3.96	CDN$4.65	CDN$3,583	725,550	2.05	CDN$4.66	CDN$1,232

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

Deferred Share Unit Plan

Under the Company’s Deferred Share Unit Plan, members of senior management can elect to receive up to 20% of base salary and up to 100% of any bonus payable in respect of that year in deferred share units (“DSUs”) in lieu of cash compensation. An election must be made by December 1 of each year in respect of base salary and bonus for the following year. The elected amount is converted to a number of DSUs equal to the elected amount divided by the closing price of the common shares on TSX or NASDAQ on December 31 of each year, based on a purchase commitment as of December 1 of the prior year. Participants are not entitled to redeem any DSUs until cessation of employment with the Company for any reason. The value of DSUs redeemable by the participants will be equivalent to the market value of the common share at the time of redemption. The DSUs must be redeemed no later than the end of the first calendar year commencing after the date of cessation of employment. The DSU liability is re-measured at the end of each reporting period based on the market price of the Company’s common stock. The net increase or decrease in the value of the DSUs is recorded as compensation cost included in selling, general and administration expense.

The following summarizes the number of DSUs issued and outstanding and its impact on SG&A:

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
230,018	223,308	Balance, beginning of period	230,447	199,868
—	2,148	Issued	—	25,588
—	—	Cancelled	(429)	—
230,018	225,456	Balance, end of period	230,018	225,456

$(221)	$(45)	DSU expense (recovery)	$127	$(183)

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

8.             Segmented Information

Industry Segmentation

For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other. Executive management assesses the performance of each segment based on segment income. The segments are identified as reporting segments based on the distinct management teams, customer base, production process and regulatory requirements of each. The Corporate and Other segment includes revenues earned via royalties and milestones, inter-segment eliminations and corporate expenses. The accounting policies used to determine segmented results and measure segmented assets are the same as those described in the summary of significant accounting policies in the 2006 annual Consolidated Financial Statements.

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007		2006
		PRODUCT SALES REVENUES
$5,877	$5,368	Radiopharmaceuticals	$11,634		$10,267
13,535	18,277	Manufacturing	27,770		31,854
(364)	(642)	Corporate and Other	(726)		(1,470)
$19,048	$23,003		$38,678		$40,651
		ROYALTY AND LICENSING REVENUES
$—	$(22)	Radiopharmaceuticals	$—		$4
—	—	Manufacturing	—		—
389	1,284	Corporate and Other	1,737		2,686
$389	$1,262		$1,737		$2,690
		TOTAL REVENUES
$5,877	$5,346	Radiopharmaceuticals	$11,634		$10,271
13,535	18,277	Manufacturing	27,770		31,854
25	642	Corporate and Other	1,011		1,216
$19,437	$24,265		$40,415		$43,341
		PRODUCT GROSS MARGIN
$3,448	$3,295	Radiopharmaceuticals	$7,031		$6,360
3,910	7,743	Manufacturing	7,754	(1)	11,617
38	35	Corporate and Other	63		(88)
$7,396	$11,073		$14,848		$17,889
		SELLING, GENERAL AND ADMINISTRATION EXPENSE
$1,290	$1,143	Radiopharmaceuticals	$2,378		$2,161
734	1,993	Manufacturing	2,031		3,345
1,127	1,995	Corporate and Other(2)	2,926		3,986
$3,151	$5,131		$7,335		$9,492
		RESEARCH AND DEVELOPMENT EXPENSE
$694	$633	Radiopharmaceuticals	$1,618		$1,422
—	—	Manufacturing	—		—
—	—	Corporate and Other	—		—
$694	$633		$1,618		$1,422
		SEGMENT INCOME (LOSS)(3)
$1,464	$1,497	Radiopharmaceuticals	$3,035		$2,781
3,176	5,750	Manufacturing	5,723	(1)	8,272
(700)	(676)	Corporate and Other	(1,126)		(1,388)
$3,940	$6,571		$7,632		$9,665
		DEPRECIATION AND AMORTIZATION
$294	$285	Radiopharmaceuticals	$567		$549
1,025	860	Manufacturing	1,916		1,708
87	85	Corporate and Other	169		168
$1,406	$1,230		$2,652		$2,425
		OPERATING INCOME (LOSS)(4)
$1,170	$1,212	Radiopharmaceuticals	$2,468		$2,232
2,151	4,890	Manufacturing	3,807	(1)	6,564
(787)	(761)	Corporate and Other	(1,295)		(1,556)
$2,534	$5,341		$4,980		$7,240

(1)             Includes $517 of insurance proceeds related to a business interruption claim filed resulting from equipment damage during 2005 shutdown period.

(2)             Stock-based compensation expense was recorded in SG&A in the amount of $290 in Q2, 2007 (Q2, 2006—$248).

(3)             Segment income (loss) before depreciation and amortization, financing income, foreign exchange loss and income taxes.

(4)             Segment income (loss) before financing income, foreign exchange loss and income taxes.

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

	Jun. 30, 2007	December 31, 2006
IDENTIFIABLE ASSETS
Radiopharmaceuticals	$17,789	$15,332
Manufacturing	56,410	54,162
Corporate and Other	42,605	36,468
	$116,804	$105,962

Geographic Segmentation

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
		REVENUES(1)
$9,225	$9,911	Canada	$18,971	$18,895
9,466	14,073	United States	19,997	23,896
746	281	Other	1,447	550
$19,437	$24,265		$40,415	$43,341

(1)             Revenues are attributable to countries based upon the location of the customer.

Long-Lived Assets

Substantially all of the Company’s Property, Plant and Equipment, Goodwill and Intangible Assets are located in Canada.

Expenditures for Property, Plant and Equipment

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
$219	$463	Radiopharmaceuticals	$554	$692
2,096	1,060	Manufacturing	4,541	1,473
—	—	Corporate and Other	—	—
$2,315	$1,523		$5,095	$2,165

Product Sales Revenues by Major Product Groups

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
$5,877	$5,368	Radiopharmaceuticals	$11,634	$10,267
9,041	15,551	Manufacturing—Sterile	20,160	26,503
4,494	2,726	Manufacturing—Non Sterile	7,610	5,351
103	82	Corporate and Other	330	259
(467)	(724)	Intercompany eliminations	(1,056)	(1,729)
$19,048	$23,003		$38,678	$40,651

Major Customers

The major customers disclosed in this table are included in the Manufacturing segment results.

For the Three-Month Periods Ended June 30,			For the Six-Month Periods Ended June 30,
2007	2006		2007	2006
18.0%	31.0%	Customer A	16.0%	24.0%
18.0%	21.0%	Customer B	18.0%	23.0%
11.0%	7.0%	Customer C	12.0%	9.0%
47.0%	59.0%		46.0%	56.0%

DRAXIS HEALTH INC.
Notes to the Consolidated Financial Statements
In Accordance with U.S. GAAP

(in thousands of U.S. dollars except share related data)
(unaudited)

9.             Contingency

In July 2005, a claim was filed before the Superior Court of Justice of Ontario against the Company together with other defendants alleging that Permax®, a drug that the Company distributed in Canada for a third party manufacturer prior to July 2003, causes “compulsive/obsessive behaviour, including pathological gambling”. The plaintiff is seeking to have this action certified as a class action. The Company believes this claim against it is without merit and intends to vigorously defend this proceeding and any motion for certification. No amounts have been accrued in the accounts pursuant to this claim.

10.          Comparative Information

The Company has reclassified certain prior period’s information to conform with the current presentation format.